

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2008

Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

> **Re: Petróleo Brasileiro S.A. - Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 19, 2008**
> **Response letter dated December 12, 2008**
> **File No. 1-15106**

Dear Mr. Barbassa:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director